PowerShares by Invesco

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

May 31, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Self-Indexed Fund Trust

1933 Act Registration No. 333-221046

1940 Act Registration No. 811-23304

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Self-Indexed Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 5 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register ten new series of the Trust, to be called the Invesco BulletShares® 2019 Municipal Bond ETF, Invesco BulletShares® 2020 Municipal Bond ETF, Invesco BulletShares® 2021 Municipal Bond ETF, Invesco BulletShares® 2022 Municipal Bond ETF, Invesco BulletShares® 2023 Municipal Bond ETF, Invesco BulletShares® 2024 Municipal Bond ETF, Invesco BulletShares® 2025 Municipal Bond ETF, Invesco BulletShares® 2026 Municipal Bond ETF, Invesco BulletShares® 2027 Municipal Bond ETF and Invesco BulletShares® 2028 Municipal Bond ETF.

Please send copies of all correspondence with respect to this Amendment to the undersigned, or contact me at (630) 684-6724.

Very truly yours,

/s/ Adam Henkel

Adam Henkel

Senior Counsel

800 983 0903    powershares.com    @PowerShares